SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TSE Listing and Share Offering by NTT Urban Development Co.

On September 29, 2004, the registrant issued a press release announcing NTT Urban Development Co.’s listing and its proposed offering of shares on the Tokyo Stock Exchange. NTT Urban Development is the registrant’s wholly-owned subsidiary. Attached is a copy of the press release outlining the listing and proposed offering of shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager
Department IV

Date: September 29, 2004

September 29, 2004

NTT Urban Development Co.- Share Offering in Conjunction with TSE Listing

NTT is pleased to announce that its subsidiary NTT Urban Development Co. today received approval for listing on the Tokyo Stock Exchange. (For details of NTT Urban Development, please see the attachment.)

NTT is planning a domestic offering of shares it holds in NTT Urban Development. Details are set out below.

1. Outline of the offering

(1) Seller	Nippon Telegraph and Telephone Corporation (“NTT”)
(2) Shares to be offered	NTT Urban Development common stock
(3) No. of shares to be offered	66,000 shares of common stock
(4) Offer price	Not yet determined (scheduled to be set on October 25, 2004 after results of the book building process are known)

(Note) Separately from the above offering and considering factors such as demand, Nomura Securities Co., Ltd. (“Nomura”) is planning to offer an over-allotment up to 21,000 shares of NTT Urban Development common stock lent by NTT. To facilitate the over-allotment, NTT intends to grant to Nomura an option to purchase up to 21,000 shares of NTT Urban Development common stock.

2. Other

NTT Urban Development decided at its board meeting today to issue 132,000 new shares in conjunction with the TSE listing.

For further inquiries please contact:

Corporate Operations, Department I

Nippon Telegraph and Telephone Corporation

Phone: +81-3-5205-5122

Fax: +81-3-5205-5129

E-mail: ki-ope@hco.ntt.co.jp

(Note)

This release and the information contained herein is not an offer to sell securities in the United States. Securities may not be offered or sold in the United States unless registered pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”) or exempt from such registration requirement. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about our company and management, as well as financial statements. No money, securities or other consideration is being solicited by this release or the information contained herein and, if sent in response to this release or the information contained herein will not be accepted.

Attachment

Profile of NTT Urban Development Co.

1. Trading name	NTT Urban Development Co.

2. Established	January 21, 1986

3. Capital	26,320 million yen

4. Head office	2-2-2 Otemachi, Chiyoda-ku, Tokyo

5. Representative	Kiyoshi Mita President

6. Business activities	(1) Acquisition, disposition and management of real estate
(2) Real estate leasing and agency
(3) Use and development of real estate
(4) Building design, construction, site management and commissioning of same
(5) Sale and lease of office equipment, communications equipment and accessories and interior furnishings for office buildings and residences
(6) Housing construction and sales
(7) Information gathering and processing, research and consulting related to civil engineering, construction and real estate
(8) Provision of telecommunications lines and information processing services to tenants

7. Employees	448 (as of March 31, 2004, consolidated basis)

8. Latest financial results (fiscal year ended March 31, 2004, consolidated basis)

Sales	93,556 million yen

Operating profit	15,005 million yen

Recurring profit	8,615 million yen

Net income	3,740 million yen